NABI

RECEIVED

2006 NOV 22 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

November 15, 2006

06018638

SUPPL

Re: Exbus Asset Management Nyrt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) latest press release.

Sincerely,

Bence Vidomusz
Exbus Nyrt.

PROCESSED

NOV 24 2006

THOMSON
FINANCIAL

Attachment:

- Exbus Nyrt. press release

11/22

Newsrelease

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

November 15, 2006

Board proposals for the EXBUS Nyrt EGM

To Agenda Item no 2

Subject: Decrease of the registered capital

Supervisory Board of Exbus Nyrt has attracted the attention of the Board of Directors that the book equity of the Company amounted HUF 402,000,000 (that is Four-Hundred and Two Million Hungarian Forints) by the previous, non-audited data on 31st of October, 2006 that represents altogether 77,6% of the registered capital. Therefore, the Board of Directors proposes for the EGM, for the purpose of forming a wholesome rate of the capital elements,

- to decrease the registered capital of the Company from the present level amounting HUF 517,955,200 (that is Five Hundred and Seventeen Million Nine Hundred and Fifty-Five Thousand and Two Hundred Hungarian Forints) to HUF 305,223,600 (that is Three Hundred and Five Million Two Hundred Twenty-Three Thousand and Six Hundred Hungarian Forints) by a reduction of the nominal value of the shares from HUF 112 (that is One Hundred and Twelve Hungarian Forints) to HUF 66 (Sixty-Six Hungarian Forints)

Pursuant to section 236 (1) of the Companies Act and clause 13.5 of the Articles, at least a three-fourths majority of the votes of those shareholders present or represented at the General Meeting and accepting the resolution proposal regarding the agenda item is necessary.

To Agenda Item no 3

Subject: Authorizing the Board of Directors to increase the registered capital in a private placement between 2007 and 2009.

For the purpose of the more efficient harnessing of the investment outlets, the Company authorizes the Board of Directors to increase the registered capital at the price determined by the Board, with the following conditions:

- by issuing new shares;
- in a private placement;
- at a minimum price equaling to the all-time nominal value of the shares;
- at a maximum price equaling to the 110% of the mean price of the stock exchange closing price weighted by the 30 days stock exchange turnover before issuing.

The authorization above shall be valid from January 1, 2007 until December 31, 2009. The yearly maximal measure of the capital increase shall be equal to the 50% of the registered capital at the beginning of the year. Pursuant to the section 8.3 of the

Articles, the shareholders shall have the pre-emption right for purchasing new shares in accordance with their ownership ratio. The entity assigned by the Board of Directors shall have the right to underwrite the shares not underwritten by the shareholders.

The Board of Directors is bound to inform the shareholders on the result of the capital increase and the new ownership structure on the next General Meeting.

Pursuant to section 236 (1) of the Companies Act and clause 13.5 of the Articles, at least a simple majority of the votes of those shareholders present or represented at the General Meeting and accepting the resolution proposal regarding the agenda item is necessary.

To Agend Item no 4

Subject: Modifying the Articles

With regard to the need to refine the regulations regarding the transformation, the Board of Directors propose to amend the Articles with a new the section as below:

> **"9.1. The General Meeting of the Company shall have the right to decide about the transformation on one meeting. If the Board of Directors prepares the documents necessary to the transformation, so the General Meeting decides the proposal on the merit on one meeting. The draft balance sheets and valuation inventories regarding the date determined by the Board and at the longest with six months prior to the meeting, as accounting date, accepted by the auditor shall be prepared until the meeting. "**

Pursuant to section 236 (1) of the Companies Act and clause 13.5 of the Articles, at least a three-fourths majority of the votes of those shareholders present or represented at the General Meeting and accepting the resolution proposal regarding the agenda item is necessary.

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu